UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021.

Commission File Number 001-38628

SilverCrest Metals Inc.

(Translation of registrant's name into English)

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibits 99.1, 99.2 and 99.5 of this Form 6-K of SilverCrest Metals Inc. (the "Company") are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-238704) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVERCREST METALS INC.

/s/ Anne Yong
Date: November 15, 2021	Anne Yong Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2021
99.2	Management's Discussion & Analysis for the three and nine months ended September 30, 2021
99.3	Certification of Interim Filings - CEO
99.4	Certification of Interim Filings - CFO
99.5	Consent of N. Eric Fier
99.6	News release dated November 15, 2021